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                             March 6, 2024

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 22,
2024
                                                            File No. 333-276945

       Dear Lim Chwee Poh:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed February 22, 2024

       General

   1. We note you filed the Reorganization Agreement as Exhibit 10.5 in response to prior comment one. We reissue
the comment in part. Please file the acquisition agreement
                                                        and sale and purchase
agreement as exhibits to the registration statement or tell us why you are not required to
do so. Refer to Item 601(b)(2)(i) of Regulation S-K.
 Lim Chwee Poh
FirstName  LastNameLim
JBDI Holdings  Limited Chwee Poh
Comapany
March      NameJBDI Holdings Limited
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Henry F. Schlueter, Esq.